Exhibit 99.1

i-80 Gold Signs Non-Binding Term Sheet for the Joint Venture of the Ruby Hill Property

RENO, Nev., Nov. 7, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce that it has entered into a non-binding term sheet (the "Term Sheet") in connection with a potential joint venture with an arm's length third party pursuant to which such potential partner will acquire a minority interest in the Company's Ruby Hill Property (the "Ruby Hill Property") located in Eureka County, Nevada.

In connection with the Term Sheet, the Company has granted the potential partner exclusivity for a period of 120 days subject to extension for an additional 60-day period, in order to complete metallurgical due diligence and negotiate definitive documents. During the exclusivity period, the Company will complete a drill campaign, funded by the potential partner, to accelerate knowledge of the metallurgical properties of the multiple polymetallic base metal deposits at the Ruby Hill Property. The Ruby Hill Property represents one of i-80's core assets, is host to both gold and polymetallic base metal deposits, most of which remain completely open for expansion, and is expected to be the Company's largest mining operation on an all-metal basis. Multiple successes and advancements at Ruby Hill Property have been realized in including:

•	Recent drill results from expansion of polymetallic mineralization[1]:
•	19.4 % Zn & 19.2 g/t Ag over 30.4 m (iRH23-18A - Blackjack Skarn)
•	11.6 % Zn & 5.8 g/t Ag over 6.1 m And 14.7 % Zn & 3.7 g/t Ag over 4.6 m (iRH23-27 - EHT)
•	20.8 % Zn & 15.0 g/t Ag over 11.6 m (iRH23-30 - EHT)
•	10.7 % Zn & 37.0 g/t Ag over 47.9 m (iRH23-41 - Blackjack Skarn)
•	15.6 % Zn, 8.7 % Pb, 420.4 g/t Ag & 0.6 g/t Au over 40.4 m (iRH23-41 - Blackjack CRD)
•	Obtained surface disturbance permits for the development of the portal to access the underground deposits
•	Received approvals for expanded surface disturbance allowing for expanded exploration along the Hilltop Corridor
•	Completed the acquisition of Paycore Minerals and the high-grade FAD deposit, securing full control of nearly 5 km structural corridor that is host to the most productive mines in the district

"Given the Company's extensive growth plan, which includes the development of multiple mining operations, securing an accretive partner to advance base metals in addition to gold mineralization has been a priority in recent months.", stated Matthew Gollat, Executive Vice-President of i-80. "Upon Closing, and the signing of definitive documentation, we expect to be in a position to immediately pursue underground development at Ruby Hill and advance to full feasibility on an expedited basis with a plan that will include the conversion of the Ruby Hill processing facility to floatation for base metal production and accelerate our ultimate goal of building a mid-tier Nevada-focused producer."

________________________________
[1] Previously released results. Please see press releases dated; August 2, 2023, April 25, 2023, August 24, 2023, August 30, 2022 and December 19, 2022 for additional information.

Four main initiatives were started at the Ruby Hill Property in 2023 including a large-scale exploration drilling program, initial economic work for the planned Ruby Deeps underground gold mine, permitting to allow for the commencement of underground development and metallurgical work to better define the expected recoveries of gold and polymetallic base metal mineralization for mining and processing planning.

Drilling is focused on expanding mineralization in the primary known zones as well as testing several new exploration targets on the Ruby Hill Property. New discoveries were made in the early part of the 2023 with Carlin-type (gold) and CRD (polymetallic) mineralization intersected in several new target areas located in close proximity to the underground infrastructure being planned for the Ruby Hill Property.

"I believe that the results of our multi-year exploration program have demonstrated that the polymetallic deposits at Ruby Hill are some of the highest-grade deposits of this type anywhere in the world.", stated Ewan Downie, CEO of i-80 Gold. "The fact that these deposits occur on a permitted mine site in one of the world's safest mining jurisdictions we believe only makes Ruby Hill more attractive."

During the remainder of the year, the Company will focus on continued metallurgical and exploration drilling, as well as the compiling of drill data to be incorporated into an inaugural polymetallic mineral resource, expected to be completed during the first half of 2024.

The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including a currently idle processing plant and an active heap leach facility. The Ruby Hill Property is host to multiple gold, gold-silver and poly-metallic (base metal) deposits collectively which we believe represents one of the largest development-stage projects in Nevada.

It is expected that refractory gold mineralization from the planned underground operation at the Ruby Hill Property will be trucked to the Company's Lone Tree facility, once operational, and plans are being advanced for the potential processing of polymetallic mineralization on-site at the existing Ruby Hill plant. The Company is currently completing additional work regarding a possible retrofit of the existing Ruby Hill processing plant to a floatation plant that would recover base and precious metals. The existing permitted infrastructure at the Ruby Hill Property is expected to reduce not only the permitting timeline normally associated with mine construction, but also the expected capital cost associated with mine development.

Please click here for further information on abbreviations and conversions referenced in this press release.

Qualified Persons

Tyler Hill, CPG-12146, Chief Geologist, and Tim George, PE, Mining Operations Manager, at i-80 have reviewed the scientific and technical information contained in this press release and are each a "Qualified Person" within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Forward-looking information

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the timing and completion of the potential joint venture transaction with the proposed partner; the satisfaction of the conditions contained in the Term Sheet; the timing and completion of a feasibility study at the Ruby Hill Property; the potential retrofitting of the existing Ruby Hill processing plant; the expansion or mineral resources at Ruby Hill Property; the timing of permitting and potential mine construction; potential reduction of capital cost associated with mine development; and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

View original content to download multimedia:https://www.prnewswire.com/news-releases/i-80-gold-signs-non-binding-term-sheet-for-the-joint-venture-of-the-ruby-hill-property-301979554.html

SOURCE i-80 Gold Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2023/07/c9327.html

%CIK: 0001853962

For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 07-NOV-23